PolarityTE, Inc.
615 Arapeen Drive
Salt Lake City, UT 84108
(732) 225-8910

August 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PolarityTE, Inc.
Registration Statement on Form S-3
File No. 333-219202

Ladies and Gentlemen:

PolarityTE, Inc. respectfully requests that the acceleration request submitted to the Securities and Exchange Commission on August 7, 2017 relating to the above referenced Registration Statement be withdrawn.

Very truly yours,

POLARITYTE, INC.

By:	/s/ John Stetson
Name:	John Stetson
Title:	Chief Financial Officer